

November 5, 2010

Paul Gain
Chairman and Chief Executive Officer
Monster Offers
4056 Valle Del Sol
P.O. Box 1092
Bonsall, California 92003

> **Re:** **Monster Offers**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Form 8-K for the period August 30, 2010**
> **File No. 000-53266**

Dear Mr. Gain:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Forward Looking Statements, page 3

1. We note your reference to the Private Securities Litigation Reform Act. Please tell us the basis for your conclusion that you are able to rely on the protections of the Act or, in the alternative, revise your document to remove such reference.

Business, page 5

2.   In subsequent filings requiring Item 101 disclosure, please ensure that you describe the general development of Monster Offers for the past five years, including the relocation of its executive offices. See Item 101(a) of Regulation S-K.

Risk Factors, page 9

General

3.   In subsequent filings, please include a risk factor discussing any material adverse effects that the deficiencies identified in your internal control over financial reporting could have on your operations.

4.   Also, please ensure that each risk factor subcaption adequately describes how the related risk described may potentially affect your company specifically based on the facts and circumstances disclosed about your company's operations. You should avoid including risk factor subcaptions that could apply to any issuer. See Item 503(c) of Regulation S-K.

Recent Sales of Unregistered Securities, page 20

5.   We refer to the disclosure in your liquidity and capital resources discussion regarding your unregistered sales of securities in December 2007 and December 2009. Disclose the facts relied upon to support your conclusion that any unregistered securities sold during the past three years were exempt from registration. See Item 701(d) of Regulation S-K. To the extent that you relied upon Section 4(2), discuss whether the purchasers were accredited or sophisticated investors with access to information.

6.   In addition, tell us more about the $1,000 subscription receivable delivered to you in connection with your sale of unregistered securities in December 2009. Identify the shareholder(s) and describe any relationship the shareholder(s) has or has had with your company. We note the receivable was paid off in January 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

7.   Your MD&A should include a discussion of how your company earns revenues and income and generates cash. In addition, you should provide a detailed discussion of your results of operations and explain the reasons for period-to-period changes. Refer to "Staff Observations in the Review of Smaller Reporting Company IPOs" and SEC Release Nos. 33-6835 and 33-8350. Tell us how you considered Item 303(a) of Regulation S-K.

8. As a related matter, you should also include disclosure noting that the majority of your revenues are derived from services provided to related parties. In this regard, we refer to Note 5 to your financial statements in which you disclose that for the years ended December 31, 2009 and 2008, you received $18,081 and $48,986, respectively, from customers in which one of your shareholders had ownership or was an affiliate. With respect to this related party revenue, we are unclear as to why the disclosure required by Item 404(a) of Regulation S-K was not provided. Please advise. Finally, please provide your analysis as to why you are not required to file any agreements related to these transactions pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements and Supplementary Data

Statements of Operations, page F-3

9. Please tell us the nature of the amount included in refund of expenses for the year ended December 31, 2008. Cite the authoritative literature relied upon in your accounting treatment and presentation.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies and Organization

Revenue Recognition, page F-8

10. Please fully describe the nature and type of revenues earned. Also, clarify your disclosure that revenue is recognized on a gross basis, considering the disclosure on page F-6 that you recognize commission revenue net of fees paid to the subcontractor.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

11. Item 307 of Regulation S-K requires the disclosure of the conclusions of a registrant's principal executive and principal financial officers, or persons performing those functions, regarding the effectiveness of the registrant's disclosure controls and procedures. Your disclosure does not appear to provide the foregoing conclusion. Please carefully review the requirements of Item 307 of Regulation S-K and amend your filing to provide the required conclusion regarding the effectiveness of your disclosure controls and procedures of your principal executive and principal financial officers, or person performing those functions who are appropriately designated. Also, amend your Forms

10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, accordingly. Please ensure the disclosure in future filings complies with such requirements.

12.   As a related matter, we note that you continue to report material weaknesses in your internal control over financial reporting and your plans to remediate that material weakness. Please tell us when you expect to remedy the material weakness in your internal controls. Also, tell us when this material weakness first began. In this regard, we note that you have reported a material weakness in your internal controls as early as your Form 10-K for fiscal year ended December 31, 2008. Please tell us the basis for your conclusion that the material deficiencies in your internal controls described in your Form 10-K and your Forms 10-Q has not caused any meaningful or significant misreporting of our financial condition and results of operations.

13.   With respect to the discussion of changes in internal control required by Item 308T(b) of Regulation S-K, please ensure that you disclosure follows the period specified by the Item (e.g. your last fiscal quarter or your fourth fiscal quarter in the case of an annual report).

Section 16(a) Beneficial Ownership Reporting Compliance, page 31

14.   You state that based on your review of forms and representations made by your executive officer and directors, you believe that they were not current in their Section 16(a) reports. For each individual that failed to file a report pursuant to Section 16(a) on a timely basis, please set forth the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required form. See Item 405(a)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

15.   Given the percentage of shares held by Powerhouse Development, please more fully describe this entity other than the fact that it is a Panamanian Corporation. Please disclose the facts and circumstances regarding Powerhouse holding shares "for the benefit of [your] employees and contractors." Clarify who has voting and/or dispositive power over these shares and any other material relationship that Powerhouse Development and/or the individual(s) identified pursuant to this comment has with Monster Offers.

Current Report on Form 8-K for the Period Ended August 30, 2010

16.   We refer to comment 4 above regarding your recent sales of unregistered securities. Discuss the exemption from registration being relied upon as well as the facts relied upon for the unregistered issuance of the 7 million shares relating to the acquisition of the Social Network Action Platform.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105, Barbara Jacobs, Assistant Director, at (202) 551-3735 or me at (202) 551-3488 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief